Exhibi 99.1

Press release

Biophytis to Present Full Results from the SARA-INT Phase

2b Trial of Sarconeos (BIO101) in Sarcopenia at the 11th

annual International Conference on Frailty and Sarcopenia

Research (ICFSR) September 29 – October 2, 2021

Paris, France, Cambridge (Massachusetts, United States), September 29th, 2021, 08 am CEST – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging and improve functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, today announces it will present full results from the SARA-INT Phase 2 trial of Sarconeos (BIO101) in Sarcopenia at the International Congress on Frailty and Sarcopenia Research (ICFSR) to be held virtually from September 29 to October 02, 2021.

ICFSR is the key international scientific event on Frailty and Sarcopenia and is attended by leading researchers, physicians and Biotech/Pharma in this field.

The results of SARA-INT, with efficacy endpoints including subgroup analysis and secondary endpoints, will be presented by Cendrine Tourette PhD in a dedicated seminar on Thursday, September 30 at 9:00-9:30 AM EST. The seminar will be followed by a Q&A session with Biophytis representatives: Cendrine Tourette, PhD (SARA Project Leader), Jean Mariani, MD, PhD (Board Director) and Waly Dioh, PhD (Chief Operating Officer). The Q&A session will be moderated by Roger A. Fielding, PhD, Principal Investigator of the SARA-INT trial and who heads the Nutrition, Exercise Physiology & Sarcopenia team at Tufts University in Boston.

Biophytis has previously announced the top-line results of the SARA-INT study. Data showed that Sarconeos (BIO101) at the highest dose (350 mg bid) demonstrated a clinically meaningful improvement in the 400-meter walk test (400MWT), the primary endpoint of the study. Sarconeos (BIO101) showed a very good safety profile at the doses of 175 mg bid and of 350 mg bid. Based on the SARA-INT results, Biophytis is now preparing the phase 3 program and associated regulatory agency interactions.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS –ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2020 Annual Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

evelyne.nguyen@biophytis.com

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Investor Relations

LifeSci Advisors, LLC

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